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SECURITIES
W

14040719

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48436

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BlackRock Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 East 52nd Street
(No. and Street)

New York (City) New York (State) 10055 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Saurabh Pathak 212-810-8182
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

30 Rockefeller Plaza (Address) New York (City) New York (State) 10112 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

7/28/14

AN OATH OR AFFIRMATION

I, Saurabh Pathak, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to BlackRock Investments, LLC (the "Company") as of December 31, 2013, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature Date

Financial and Operations Principal

Title

Subscribed to before me this 25th day of February, 2014.



Notary Public

ANGELA R. BROWNRIGG
Notary Public, State of New York
No.01BR6004803 Qualified in Delaware County
Certificate Filed in New York County
Commission Expires March 30, 2014

BLACKROCK INVESTMENTS, LLC
(SEC. I.D. No. 8-48436)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

BlackRock Investments, LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

☒ Independent Auditors' Report.

☒ (a) Facing Page.

☒ (b) Statement of Financial Condition.

☐ (c) Statement of Income.

☐ (d) Statement of Cash Flows.

☐ (e) Statement of Changes in Member's Equity.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

☒ Notes to Statement of Financial Condition.

☐ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

☐ (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

☐ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).

☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 (not required).

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).

☒ (l) An Oath or Affirmation.

☒ (m) A Copy of the SIPC Supplemental Report (filed separately).

☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report of Independent Auditors on Internal Control).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BlackRock Investments, LLC
Statement of Financial Condition

As of December 31, 2013

Contents

Independent Auditors' Report 1

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3

Supplemental Report of Independent Auditors on Internal Control 6



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To BlackRock Investments, LLC
New York, New York

We have audited the accompanying statement of financial condition of BlackRock Investments, LLC (the "Company") as of December 31, 2013, and the related notes ("the financial statement") that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BlackRock Investments, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 25, 2014

BlackRock Investments, LLC
Statement of Financial Condition
December 31, 2013
(Dollar amounts in thousands)

Assets		
Cash	$	50,946
Due from related parties		48,897
Accounts receivable		1,937
Other assets		196
Total assets	$	101,976
Liabilities		
Due to broker-dealers	$	46,271
Due to related parties		7,833
Accounts payable and accrued liabilities		334
Total liabilities		54,438
Member's equity		47,538
Total liabilities and member's equity	$	101,976

See accompanying notes to statement of financial condition.

BlackRock Investments, LLC
Notes to Statement of Financial Condition
December 31, 2013

1. Organization

BlackRock Investments, LLC (the "Company") is a Delaware limited liability company. The Company is an indirect wholly owned subsidiary of BlackRock, Inc. ("BLK"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is the distributor of various BLK-sponsored mutual funds, *iShares®* exchange-traded funds and certain municipal securities (collectively, the "Funds"). In addition, the Company provides marketing services to Barclays Bank PLC in connection with various registered securities.

2. Significant Accounting Policies

Basis of Presentation

This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

The preparation of statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

The Company is a disregarded entity for U.S. tax purposes and generally is not subject to income taxes. BLK is individually liable for income taxes, if any, on the Company's net taxable income. Accordingly, no income tax provision has been recorded.

ASC 740-10, *Income Taxes* ("ASC 740-10") provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position would be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has not recorded any liabilities on its statement of financial condition pursuant to ASC 740-10 at December 31, 2013.

3. Related Party Transactions

As a distributor of certain Funds, the Company receives distribution and service fees from the Funds and re-distributes substantially all of those fees to the ultimate selling broker-dealers of these Funds and a wholly owned subsidiary of BLK. Pursuant to these arrangements, $47.7 million was due from these Funds and $5.5 million was payable to the wholly owned subsidiary of BLK at December 31, 2013.

The Company provides certain distribution services for a fee to a wholly owned subsidiary of BLK. Certain wholly owned subsidiaries of BLK also provide general and administrative services to the Company. Amounts due from related parties and due to related parties pertaining to the fees for these services were $1.2 million and $2.3 million at December 31, 2013, respectively.

Due to related parties includes approximately $12 thousand owed to wholly owned subsidiaries of BLK for payments made on behalf of the Company.

Outstanding amounts related to the above transactions are recorded net in due to and due from related parties where the legal right and intent to offset exists.

4. Indemnifications, Commitments and Contingencies

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements cannot be quantified as this could involve future claims that may be made against the Company that have not yet occurred. Management believes that the likelihood of any material liability arising under these arrangements is remote. No related liability has been recorded in the statement of financial condition.

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain regulatory investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with legal counsel, that there are no matters pending against the Company that would have a material effect on the statement of financial condition of the Company at December 31, 2013.

5. Net Capital Requirements

The Company calculates its net capital using the alternative method under Rule 15c3-1 of the Act, which requires the Company to maintain minimum net capital of the greater of $250 thousand or 2% of aggregate debits, as defined. At December 31, 2013, the Company had net capital of approximately $30.0 million, which was $29.7 million in excess of its required net capital of $250 thousand.

6. Subsequent Events

The Company reviewed subsequent events occurring through the date that statement of financial condition was issued, and determined that no additional subsequent events occurred that would require accrual or additional disclosures.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

February 25, 2014

To BlackRock Investments, LLC
New York, New York

In planning and performing our audit of the financial statements of BlackRock Investments, LLC (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 25, 2014 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP